UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             GENCOR INDUSTRIES, INC.
                 -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                   368-678-108
                            -------------------------
                                 (CUSIP Number)

                               Linda Lerner, Esq.
           160 Summit Avenue, Montvale, New Jersey 07645/(201) 782-0200
           ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 14, 1996
             ------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                        Page 2 of 5 Pages
          -----------                        -----------------


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Josef A. Ross
     ------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                  (b) [x]

     -------------------------------------------------------------

3.   SEC USE ONLY


     --------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF
     -------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]


     --------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
     --------------------------------------------------------------
               7.  SOLE VOTING POWER
Number of
Shares             63,975
               ----------------------------------------------------
Beneficially   8.  SHARED VOTING POWER
Owned By
Each              413,416
               ----------------------------------------------------
Reporting
Person With    9.  SOLE DISPOSITIVE POWER

                   63,975
               ----------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                 -0-
     ---------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  477,391
     --------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES


     -------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        35.7%
     -------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     IN
     --------------------------------------------------------------

Item 1.   Security and Issuer

               Common Stock
               Gencor Industries, Inc.
               5201 North Orange Blossom Trail
               Orlando, FL 32810

Item 2.   Identity and Background

          (a)  Josef A. Ross
          (b)  c/o Universal Trav-Ler, Inc.
               359 Wales Avenue
               Bronx, New York 10454
          (c)  President, Universal Trav-Ler, Inc., 359 Wales
               Avenue, Bronx, NY 10454
          (d)  No
          (e)  No
          (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration.

     PF All of the 63,975 shares directly beneficially owned by Mr. Ross were purchased for cash other than shares distributed as a dividend by the issuer.

Item 4.  Purpose of Transaction

     There are no current plans or proposals to acquire or dispose of the issuer's securities or to seek any change in the issuer's business or corporate structure other than that at the issuer's annual meeting of shareholders held on August 14, 1996, Mr. Ross voted his own and all shares as to which he held a proxy against management's proposal to amend the issuer's charter to authorize additional shares because he believed the charter amendment was not in the best interest of the common stockholders. Such proposal was defeated. Additionally, Mr. Ross nominated Mr. Robert Kashan to be the director of the issuer elected by its common stockholders at the issuer's annual meeting. The issuer's board of directors consists of five directors; only one is elected by the common stockholders. Mr. Ross believed that Mr. Kashan would be a more independent representative of the common stockholders than management's nominee and would be more effective in promoting maximization of the value of the common stock. Mr. Kashan had agreed to serve in such capacity if elected. Mr. Ross voted his own shares and all shares as to which he obtained a proxy for the election of Mr. Kashan. Mr. Kashan was declared not to have been elected by the issuer's management, which held that management's nominee, David Air, was elected. Mr. Ross has protested the tabulation of the proxies.

Item 5.  Interest in Securities of the Issuer

     (a) The aggregate number of the issuer's common shares beneficially owned at the close of business on July 1, 1996 (the record date for the issuer's annual meeting of shareholders), by Mr. Ross plus all shares as to which Mr. Ross was given a proxy was 477,391 equaling approximately 35.7% of the common stock outstanding on the record date.

     All shares owed by Mr. Ross individually are subject to sole voting and dispositive power.

     (b)  Shares beneficially owned by each reporting person:

          Josef A. Ross, individually        TOTAL:        63,975
                                             PERCENTAGE:     4.8%

          Josef A. Ross as proxy             TOTAL:       413,416
                                             PERCENTAGE:    30.9%
     (c)  N/A

     (d)  N/A

     (e)  N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Mr. Ross voted his own shares and all shares as to which he was given a proxy for the election of Robert D. Kashan to serve as the director of the issuer elected by the common stockholders, against management's proposed charter amendment and for ratification of the issuer's accountants.

Item 7.   Material to be Filed as Exhibits

          None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 1996

                                    /s/ Josef A. Ross
                              ------------------------------
                                     Josef A. Ross